Able View Global Inc.

Room 1802, Shanghai International Building

511 Weihai Road, Jing’an District

Shanghai, China

March 17, 2023

Via Edgar

Nicholas Nalbantian/Mara Ransom

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Able View Global Inc. Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted February 10, 2023 CIK No. 0001957489

Dear Mr. Nalbantian and Ms. Ransom:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of March 8, 2023 with respect to the Draft Registration Statement on Form F-4 (the “DRS”) submitted with the SEC on February 10, 2023 by Able View Global Inc. (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references of the page numbers in the responses refer to those of the Registration Statement on Form F-4 (the “F-4”) filed with the SEC concurrently with the submission of this letter.

Each of the responses by the Company to the Staff’s comments is set forth in bold below, following each comment.

Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted February 10, 2023

Cover Page

1.	We note your response to comment 3 and reissue in part. We acknowledge the added disclosure to the body of the registration statement; however, please also include on the cover page a discussion of the laws and regulations in Hong Kong, as well as the related risks and consequences. An example of such location-specific regulations that should be discussed includes:

●	Enforceability of civil liabilities in Hong Kong;
●	China’s Enterprise Tax Law;
●	Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and its potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and
●	Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response: In response to the Staff’s comment, the Company has added relevant disclosure on the cover page of the F-4.

Permissions and Approvals, page 15

2.	We note your indication that the PRC subsidiaries are not required to obtain any permission or approval from the CSRC and CAC for the business operations within the territory of PRC. Explain the basis for this conclusion, especially considering your disclosure on page 66 suggests that you have sought approval from the Cybersecurity Review Office as to whether a cybersecurity review is required. In this regard, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

Response: In response to the Staff’s comment, the Company has revised relevant disclosure on Page 15 of the F-4 under “CSRC Filing Requirements and Security Review Measures Associated with Listing Outside of PRC” regarding potential regulatory compliance requirement recently posed under the PRC Laws.

3.	As a related matter, we note that the CSRC has recently announced regulations that will take effect March 31 that outline the terms under which China-based companies can conduct offerings and/or list overseas. Revise your disclosure to reflect these events and how the regulations apply to you and your ability to operate and offer securities.

Response: In response to the Staff’s comment, the Company has 1) added relevant disclosure under “SUMMARY OF THE PROXY STATEMENT/PROSPECTUS – CSRC Filing Requirements and Security Review Measures Associated with Listing Outside of PRC” on Page 15 of the F-4; 2) revised a risk factor under “The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 76 of the F-4; and 3) added relevant disclosure under “REGULATIONS APPLICABLE TO ABLE VIEW - M&A Rules and Overseas Listing” on Page 236 of the F-4.

Interests of HMAC’s Sponsor, Directors and Officers in the Business Combination, page 21

4.	We note your response to comment 17, and reissue in part. We note your new disclosure “the Sponsor and HMAC’s officers and directors and their affiliates have not had any unpaid reimbursable expenses.” Please clarify that this indicates that none of HMAC’s expenses, whether paid or unpaid, have been reimbursed.

Response: We respectfully advise the Staff that this disclosure indicates that as of the date of this proxy statement/prospectus, there were no outstanding reimbursable out-of-pocket expenses for which the Sponsor and HMAC’s officers and directors and their affiliates were awaiting reimbursement. We have expanded our disclosure to include the clarification wording on pages 24, 96 and 138.

Summary of Risk Factors, page 24

5.	We note your response to comment 5 and reissue in part. Please amend your disclosure in the summary risk factors section to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash.

Response: In response to the Staff’s comment, the Company has added relevant disclosure on page 27 of the F-4, under “Risk Factors - Summary of Risk Factors”.

Questions and Answers About the Proposals, page 28

6.	It appears the total fully diluted shares outstanding amounts under all redemption scenarios presented on page 36 only include shares from potential sources of dilution. Please revise to include all potential Pubco Ordinary Shares outstanding upon the closing of your Business Combination Transactions.

Response: In response to Staff’s comment, we have revised to include all potential Pubco Ordinary Shares outstanding upon the closing of business combination transactions in the total fully diluted shares outstanding on page 37.

7.	Please tell us how you determined the total pro forma equity value amounts under all redemption scenarios disclosed on page 37.

Response: In response to Staff’s comment, we have revised total pro forma equity value amounts under all redemption scenarios on page 38. The total pro forma equity value amounts was determined as total fully diluted shares outstanding multiplied by $10.38 per shares, which is redemption price per share (including estimated interest income) assuming that the Closing will occur no later than May 15, 2023.

Did the HMAC’s board of directors obtain a fairness opinion in determining whether to proceed with the Business Combination?, page 34

8.	We note your response to comment 11. In addition and as a related matter, in an appropriate place in your filing please disclose the compensation paid to CHFT in connection with this valuation opinion. Additionally, please disclose whether CHFT was retained to provide any additional services, the related fees, and whether those fees are conditioned upon the completion of the transaction.

Response: In response to the Staff’s comment, we have revised the disclosure on page 132 of the F-4.

Risks Related to Doing Business in the People’s Republic of China

Restrictions on currency exchange may limit our ability to utilize our revenue effectively., page 83

9.	We note your updated disclosure in this risk factor to address that funds in the PRC/Hong Kong may not be available for use outside of the PRC/Hong Kong. Please update the risk factor heading to better reflect both the currency exchange risk and capital movement risk.

Response: In response to the Staff’s comment, the Company has updated the heading of such risk factor on page 83 of the F-4.

Background of the Business Combination, page 129

10.	We note your response to comment 30 and reissue in part. We acknowledge the addition of detailed disclosure describing the valuation negotiation between Able View and HMAC. However, please add additional detail explaining the basis for HMAC’s belief that Able View’s new brand management business would grow at a faster pace than the speed of growth previously experienced.

Response: In response to the Staff’s comment, we have revised the disclosure on page 129 of the F-4.

Summary of Financial Projections, page 135

11.	We note your response to comment 33 and reissue in part. We acknowledge the addition of some details to the section; however, please provide in greater detail the material underlying assumptions, estimates, and bases for the projections. For example, explain how the addition of over 2 new brand partners translate into the revenue growth depicted here.

Response: In response to the Staff’s comment, we have revised the disclosure on page 136.

Unaudited Pro Forma Combined Financial Information, page 159

12.	It appears that you provide an unaudited pro forma balance sheet as of June 30, 2022 and a pro forma statement of operations for the six months ended June 30, 2022 in accordance with Item 8 of Form 20-F. Please revise your disclosure to reflect the correct periods for your pro forma financial information.

Response: We respectfully advise the Staff that we have revised the unaudited pro forma statement of operations to include comprised of HMAC’s historical statements of operations for the six months ended September 30, 2022 and Able View’s historical consolidated statements of operations for the six months ended June 30, 2022. We have revised the unaudited pro forma balance sheet as of June 30, 2022 to include HMAC’s historical balance sheet as of September 30, 2022 and Able View’s historical consolidated balance sheet as of June 30, 2022.

Business of Able View

Omni Channel Operations, page 196

13.	We note your response to comment 40 and reissue. The additional disclosure accounting for percentage of total revenue per channel seems to account for over 100% of total revenue. For example, the combined percentage of total revenue for each channel in the year ended December 31, 2020, adds up to 102% of total revenue. Please clarify this discrepancy.

Response: In response to the Staff’s comment, the Company has revised the percentage per each channel for the year ended December 31, 2020 on page 200 to resolve the discrepancy.

Overall Economic and Political Conditions, page 203

14.	We note your response to comment 42 and reissue in part. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: We respectfully advise the Staff that in 2023, the inflation in the European market is expected to lead to a 10% increase in the Company’s purchase cost, and the sales pricing in the overall Chinese domestic cosmetics market is also estimated to increase by 10%, or inflations occur at all levels. Thus we could pass on the price increase to our clients. As a result the Company believes that inflation in the European market will not have a significant impact on the Company’s performance growth.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Jing Tang
Jing Tang
Chief Financial Officer

cc: Elizabeth F. Chen

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